Results of General Shareholder’s Meeting for the Fiscal Year of 2009

On March 24, 2010, Shinhan Financial Group held the annual general shareholders’ meeting (“AGM”) for the fiscal year of 2009, and all four agenda listed below were approved as originally proposed.

1)	Approval of Balance Sheets, Income Statements and Statements of Appropriation of Retained Earnings for the fiscal year of 2009 (January 1, 2009 ~ December 31, 2009)

2) Revision of Articles of Incorporation
3) Approval of Director Remuneration Limit
4) Appointment of directors (10 directors)

4-1) Director Candidate: Eung Chan Ra
4-2) Director Candidate: Shee Yul Ryoo
4-3) Director Candidate: Byung-Il Kim
4-4) Director Candidate: Yo Koo Kim
4-5) Director Candidate: Hui Mook Kim
4-6) Director Candidate: Ke Sup Yun
4-7) Director Candidate: Sung Bin Chun
4-8) Director Candidate: Haeng Nam Chung
4-9) Director Candidate: Yoji Hirakawa
4-10) Director Candidate: Philippe Aguignier

5) Appointment of Audit Committee members (3 members)

5-1) Committee Member Candidate: Yo Koo Kim
5-2) Committee Member Candidate: Ke Sup Yun
5-3) Committee Member Candidate: Sung Bin Chun

The AGM of Shinhan Financial Group also approved cash dividend payment for the fiscal year of 2009 as follows:
Dividend Amount for Common Stocks: KRW 189,679,834,800
(KRW 400 per share, 8% of par value and 0.9% of market price of Common Stock)
Dividend Amount for Preferred Stocks: KRW 238,179,799,643
Total Dividend Amount: KRW 427,859,634,443

During a Board of Directors meeting held on the same date, Ms. Sung Bin Chun was appointed as the Chairman of the Board of Directors and Mr. Eung Chan Ra resumed his position as the Chairman of the Group.

For details of the originally proposed agenda, please refer to our Convocation Notice of the 9th general shareholders’ meeting, which was reported as a current report of Form 6-K on February 26, 2010.

Additionally, on the same day, Shinhan bank, our wholly-owned bank subsidiary, held the annual general shareholders’ meeting for the fiscal year of 2009, and the four agendas listed below were approved.

1)	Approval of Balance Sheets, Income Statements and Statements of Appropriation of

Retained Earnings for the fiscal year of 2009 (January 1, 2009 ~ December 31, 2009)

2)	Approval of Revision to Articles of Incorporation

3)	Appointment of Directors

4)	Approval of Director Remuneration Limit

The AGM of Shinhan Bank also approved cash dividend payment for the fiscal year of 2009 as follows:

•	Total Dividend Amount: KRW 149,732,777,747 or KRW 94.43 per share

On March 23, 2010, Shinhan Card, our wholly-owned credit card subsidiary, also held its annual general shareholders’ meeting for the fiscal year of 2009 during which the four agendas listed below were approved.

1)	Approval of Balance Sheets, Income Statements and Statements of Appropriation of

Retained Earnings for the fiscal year of 2009 (January 1, 2009 ~ December 31, 2009)

2) Approval of Revision to Articles of Incorporation
3) Approval of Director Remuneration Limit
4) Appointment of Directors

The AGM of Shinhan Card also approved cash dividend payment for the fiscal year of 2009 as follows:

•	Total Dividend Amount: KRW 600,017,962,758 or KRW 4,786 per share

Since SFG wholly owns Shinhan Bank and Shinhan Card, SFG will be receiving the total dividend amount from these subsidiaries.